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                              May 19, 2021

       Messrs. Fetters and King
       Co-Chief Executive Officers
       Acies Acquisition Corp.
       1219 Morningside Drive, Suite 110
       Manhattan Beach, CA 90266

                                                        Re: Acies Acquisition
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed May 18, 2021
                                                            File No. 333-253135

       Dear Messrs. Fetters and King:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form S-4

       Acies' Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 222

   1. Please revise to include a discussion of your results of operations for the period ended
                                                        December 31, 2020 in
addition to your discussion for the quarter ended March 31, 2021.
                                                        Refer to Item 303 of
Regulation S-K.
       PLAYSTUDIOS Interim Consolidated Financial Statements
       Note 19. Subsequent Events, page F-107

   2. Revise to include a discussion of the pending litigation matter brought by TeamSava
                                                        d.o.o. Beograd as
disclosed on page 237, including an estimate of its financial effect or a statement that such an
estimate cannot be made. Refer to ASC 450-20-50-3 and 50-4.
 Messrs. Fetters and King
Acies Acquisition Corp.
May 19, 2021
Page 2

       You may contact Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 or
Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at 202-551-3350 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameMessrs. Fetters and King
                                                          Division of
Corporation Finance
Comapany NameAcies Acquisition Corp.
                                                          Office of Technology
May 19, 2021 Page 2
cc:       Brent T. Epstein, Esq.
FirstName LastName